

October 4, 2012

Via E-mail
Mr. Thomas R, Quinn, Jr.
President and Chief Executive Officer
Orrstown Financial Services, Inc.
77 East King Street, P. O. Box 250
Shippensburg, Pennsylvania 17257

    **Re:    Orrstown Financial Services, Inc.**
            **Form 10-K for the Fiscal Year Ended December 31, 2011**
            **Filed March 23, 2012**
            **Form 10-Q for the Quarter Ended June 30, 2012**
            **Filed August 9, 2012**
            **File No. 001-34292**

Dear Mr. Quinn:

We have reviewed your response letter dated September 14, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 8. Income Taxes, page 107

1. We note your response to prior comment two from our letter dated August 23, 2012. Please provide us with the following additional information regarding your deferred tax asset valuation analysis at December 31, 2011, March 31, 2012 and June 30, 2012:

- Tell us how you determined the company was not in a cumulative pretax loss position at December 31, 2011. Tell us your conclusions with respect to March 31, 2012 and June 30, 2012.

- Tell us the specific positive and negative evidence you considered when determining a valuation allowance was not needed at December 31, 2011, March 31, 2012 and June 30, 2012. In addition, tell us the weight given to each piece of evidence and explain how you determined each weight is commensurate with the extent to which it can be objectively verified.

- Provide us with your detailed projections regarding future taxable income. In regard to any projections and assumptions utilized, provide us with specific evidence to support the assumptions such as the number of years in the projections, estimated growth rates, net interest margins considered, estimated loan loss provision rates as well as revenue and expense growth rates utilized.

2. We note the Company considered several of the taxable income sources listed in ASC 740-10-30-18 to determine the deferred tax asset was fully realizable at December 31, 2011, March 31, 2012 and June 30, 2012. Please provide us with a table that quantifies and sufficiently describes each of these taxable income sources for each of the above referenced periods. Explain how you determined future realization of each item, including how you concluded sufficient taxable income existed within the carry back or carry forward period available under the tax law.

3. We note the Company projected a two year forecast as of December 31, 2011, which it believes provided sufficient future taxable income to absorb the remaining deferred tax asset after application of income in carry back years. Please explain to us whether your forecast changed for the quarters ended March 31, 2012 and June 30, 2012 considering the pretax losses recorded during those quarters. Tell us whether you believe your forecast was accurate at December 31, 2011, and if not, tell us how your future forecasts were adjusted to compensate for any inaccuracies.

4. We note as a result of increased credit losses and increased regulatory oversight, the Company reconsidered its strategic plan resulting in tax planning strategies, previously considered not to be prudent or feasible, becoming part of the Company's analysis of deferred tax assets at March 31, 2012 and June 30, 2012. Please provide us with a description of each tax planning strategy used to support your analysis and explain to us why you did not consider these strategies prudent or feasible at December 31, 2011, but did consider them prudent and feasible at March 31, 2012 and June 30, 2012.

Form 10-Q for the Quarter Ended June 30, 2012

Item 4. Controls and Procedures

(a)Evaluation of disclosure controls and procedures, page 71

5.  We note your response to prior comment three from our letter dated August 23, 2012. You state that the Company had determined that "due to the existence of this material weakness in the Company's internal controls over financial reporting, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2011, the Company's disclosure controls and procedures were not effective." In light of the fact that the Company had not fully remediated the material weaknesses in internal control over financial reporting relating to loan ratings and its impact on the allowance for loan losses as of March 31, 2012 and June 30, 2012, it is unclear to us how the company was able to conclude that the disclosure control and procedures were effective at those respective dates. Please tell us and revise to disclose in specific detail the basis for the officers' conclusions that the company's disclosure controls and procedures were effective as of these dates.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3474.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant